Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 16, 2009 with respect to our audit of the financial statements of Enterprise Acquisition Corp. (the "Company"), as of and for the year ended December 31, 2008, the period from July 9, 2007 (inception) through December 31, 2007 and for the period from July 9, 2007 (inception) through December 31, 2008, in Armour Residential REIT, Inc.’s Amendment No.3 to the Registration Statement on Form S-4 and the related Prospectus to be filed with the Securities and Exchange Commission on or about October 9, 2009.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification that may result from the outcome of the uncertainty regarding the Company’s ability to continue as a going concern.

/s/ Eisner LLP

New York, New York

October 8, 2009